

Mail Stop 7010

August 1, 2007

Via U.S. mail and facsimile

Mr. Jeffry B. Johnson
Scott's Liquid Gold-Inc.
Treasurer and Chief Financial Officer
4880 Havana Street
Denver, Colorado 80239

      RE: Form 10-KSB for the fiscal year ended December 31, 2006
              Form 10-QSB for the period ended March 31, 2007
                File No. 1-13458

Dear Mr. Johnson:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3689.

                Sincerely,

                John Hartz
                Senior Assistant Chief Accountant